

April 1, 2011

Via E-mail
Mr. E. Jamie Schloss
Chief Executive Officer
Surge Global Energy, Inc.
74-133 Highway 111, Suite 101
Palm Desert CA 92260

      Re: Surge Global Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              Form 10-Q for Fiscal Quarter Ended September 30, 2010
              Filed November 15, 2010
              File No. 0-24269

Dear Mr. Schloss:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

General

1.   We have read your response to prior comment two, in our letter dated February 15, 2011, and note you added disclosure to your Statement of Cash Flows containing a statement that it was revised to correct errors on the statements as originally prepared. Please move this disclosure to the forepart of your document between the cover page of the document and the table of contents, include a brief explanation of the revisions made to your disclosure in Note 3, and a reference to where the disclosures required by ASC 250-10-50-7 are found in your document, if applicable.

Financial Statements

Statements of Cash Flows, page 3

2.   We have read your response to prior comment three and it remains unclear to us why you have not provided the error correction disclosures required by ASC 250-10-50-7 and have not labeled your statement of cash flows as restated for the period ending September 30, 2010. In this regard, we note your explanatory note indicates that your statement of cash flows has been revised to correct errors on the statements as originally prepared and the totals for operating and investing cash flows have changed significantly from your prior filing. Finally, we note the materiality analysis you present does not appear to fully consider all applicable items in ASC 250-10-S99-1, and it appears to focus primarily on the impact of the error to other financial statements rather than the impact to your statement of cash flows. Please provide the error correction disclosures as previously requested or provide us with a full materiality analysis pursuant to ASC 250-10-S99-1 that focuses on both the quantitative and qualitative impact to your previously issued statement of cash flows, including analysis of how each individual category of cash flow is impacted by the error.

Note 3- Investments in Marketable Securities (continued) (revised)

3.   Please correct the date in the second paragraph under this heading to September 30, 2010, if true.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        /s/ Mark C. Shannon

                                        Mark C. Shannon
                                        Branch Chief